UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SALARIUS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

79400X 107

(CUSIP Number)

Sunil Sharma

2450 Holcombe Blvd.

Suite J-608

Houston, TX

(346) 772-0346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

July 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79400X 107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Sunil Sharma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 347,348 shares (See Item 5(a))
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 347,348 shares. (See Item 5(a))
	10.	SHARED DISPOSITIVE POWER 0 shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,348 shares. (See Item 5(a))
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.27%[1]
14.	TYPE OF REPORTING PERSON IN

[1]	Based upon 3,747,246 shares of Common Stock outstanding as of July 19, 2019.

Item 1.	Security and Issuer

The class of security to which this statement relates is common stock, par value $0.0001 per share (“Common Stock”) of Salarius Pharmaceuticals, Inc. (the “Company”), which is organized under the laws of the State of Delaware. The address of the principal executive office of the Company is 2450 Holcombe Blvd., Suite J-608, Houston, TX.

Item 2.	Identity and Background

(a)	Sunil Sharma (the “Reporting Person”)

(b)	The address of the principal business office of the Reporting Person is 445 N. Fifth Street, Phoenix, AZ 85004.

(c)	The Reporting Person is:

1.

Professor, Deputy Director of Clinical Sciences, and Division Director, Applied Cancer Research and Drug Discovery at Translational Genomics Research Institute (TGen), 445 N. Fifth Street, Phoenix, AZ 85004.

2.	Physician and Chief of Translational Oncology Research & Drug Discovery at HonorHealth Research Institute, 10510 N. 92nd Street, Scottsdale, AZ 85258.

(d)

-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On July 19, 2019 (the “Closing Date”), pursuant to Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of January 3, 2019, by and among the Flex Pharma, Inc. (“Issuer” (former name of Issuer)), Falcon Acquisition Sub, LLC, and Salarius Pharmaceuticals, LLC, the holders of Salarius Pharmaceuticals, LLC common units exchanged all of their outstanding common units for shares of Flex Pharma, Inc.’s common stock, resulting in Salarius Pharmaceuticals, LLC becoming a wholly-owned subsidiary of the Issuer (the “Merger”). Immediately following the Merger, the Issuer changed its name to “Salarius Pharmaceuticals, Inc.” In connection with the Merger, the Reporting Person acquired 347,348 shares of Common Stock.

Item 4.	Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Reporting Person beneficially owned an aggregate of 347,348 shares of Common Stock, constituting approximately 9.27% of the shares of common stock outstanding.

(b) The Reporting Person has:

(i) Sole power to vote or to direct vote: See Row 7 of cover page hereto.

(ii) Shared power to vote or to direct the vote: See Row 8 of cover page hereto.

(iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page hereto.

(iv) Shared power to dispose or to direct the disposition of: See Row 10 of cover page hereto

(c) Not applicable

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into a lock-up agreement with the Issuer pursuant to which it has agreed not to, except in certain limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, the Common Stock, in each case from the Closing Date until the date that is 180 days from the Closing Date.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

Signature:

By:	/s/ Sunil Sharma
Name: Sunil Sharma